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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 5)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  144577 10 3
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                                 (CUSIP Number)

                               Steven A. Webster
                            Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------------
CUSIP No.  144577 10 3
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven A. Webster
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2         CHECK THE APPROPRIATE BOS IF A MEMBER OF A GROUP*
                                                                     (A) [ ]
                                                                     (B) [ ]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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         NUMBER OF       7      SOLE VOTING POWER

          SHARES                2,515,835 shares (720,402 are issuable upon the
                                exercise of certain options and warrants and
                                conversion of preferred stock)
       BENEFICIALLY      ------------------------------------------------------
                         8      SHARED VOTING POWER
        OWNED BY
                                0 shares
          EACH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
        REPORTING
                                2,515,835 shares (720,402 are issuable upon the
                                exercise of certain options and warrants and
         PERSON                 conversion of preferred stock)
                         ------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER

                               0 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,515,835 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.4%
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14        TYPE OF REPORTING PERSON*

          IN
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INTRODUCTORY NOTE.

                  This Amendment No. 5 to Schedule 13D is being filed on behalf Steven A. Webster ("Mr. Webster") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Webster on August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998, Amendment No. 2 dated March 13, 1998, Amendment No. 3 dated December 15, 1999 and Amendment No. 4 dated February 20, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As more fully described in Item 5, effective June 7, 2004, Mr. Webster transferred all of his interest in a 9% Senior Subordinated Note due 2007 (the "Note") issued by the Company and held by him to a third-party unaffiliated purchaser (the "Purchaser").

                  As more fully described in Item 5, effective June 30, 2004, Mr. Webster has provided notice to the Company to convert all of the shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Company held by him into Common Stock of the Company.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

                  Mr. Webster beneficially owns an aggregate of 2,515,835 shares of Common Stock (approximately 11.4% of the 22,004,552 shares deemed to be outstanding as of June 18, 2004 (consisting of 21,284,150 shares of Common Stock currently outstanding and 278,377 shares of Common Stock that can be acquired through the exercise of options and warrants within 60 days of June 18, 2004 and 442,025 shares of Common Stock that can be acquired through the conversion of the Preferred Stock)).

                  Effective June 7, 2004, pursuant to the Note Purchase Agreement dated as of June 7, 2004 among the Purchaser, Mr. Webster and certain noteholders named therein, Mr. Webster transferred all of his interest in the Note to the Purchaser for an amount equal to the principal and accrued interest on the Note as of June 7, 2004, or $938,881. Further information regarding this transaction is provided in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2004.

                  As described under Item 6, as a result of Mr. Webster's release from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Webster.

                  On June 18, 2004, pursuant to a Warrant Agreement dated December 15, 1999 among the Company, Mr. Webster and certain warrantholders listed therein, Mr. Webster fully exercised a warrant (the "Warrant") to purchase 92,006 shares of Common Stock of the Company at $2.20 per share held by him on a "cashless" "net exercise" basis. As a result of such net exercise, Mr. Webster received 70,205 shares of Common Stock underlying the Warrant.

                  Mr. Webster has delivered a notice to the Company providing that, effective June 30, 2004, pursuant to the Statement of Resolution Establishing Series of Shares designated Series B Convertible Participating Preferred Stock (the "Statement of Resolution"), which includes the right to convert the Preferred Stock into Common Stock at a price of $5.70 per share, subject to adjustments, Mr. Webster will convert all of the 25,195.45 shares of Preferred Stock held by him into 442,025 shares of Common Stock. Mr. Webster had acquired the Preferred Stock pursuant to a Securities Purchase Agreement dated February 20, 2002 (the "Securities Purchase Agreement") among the Company, Mellon Ventures, L.P. and Steven A. Webster. Copies of the Securities Purchase Agreement and the Statement of Resolution were filed previously as Exhibits 22 and 23, respectively, to the Original Statement.

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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

                  Effective June 7, 2004, the Shareholders Agreement dated December 15, 1999 (the "1999 Shareholders Agreement") by and among the Company, Mr. Webster and certain other shareholders named therein was amended so that each of Mr. Webster, Mellon Ventures, L.P., Frank A. Wojtek and S.P. Johnson IV (the "Exiting Shareholders") ceased to be party to the 1999 Shareholders Agreement; and, as a result, the Exiting Shareholders have no remaining rights or obligations thereunder. Effective June 7, 2004, the Shareholders Agreement dated February 20, 2002 (the "2002 Shareholders Agreement" and together with the 1999 Shareholders Agreement, the "Shareholders Agreements") by and among the Company, Mr. Webster and certain other shareholders named therein was terminated by agreement of the parties; and, as a result, the parties have no outstanding rights or obligations under the 2002 Shareholders Agreement. The parties to the Shareholders Agreements could have been deemed to form a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of Mr. Webster's release from the Shareholders Agreements, beneficial ownership of Common Stock held by other parties to the Shareholders Agreements may not be attributable to Mr. Webster.

                  The foregoing descriptions of the Note Purchase Agreement and the amendment of the 1999 Shareholders Agreement and termination of the 2002 Shareholders Agreement are qualified by reference to the complete agreements which are exhibits hereto and are incorporated herein by reference.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 33 Note Purchase Agreement dated as of June 7, 2004 among Steelhead Investments Ltd., Douglas A.P. Hamilton, Paul B. Loyd, Jr., Steven A. Webster and Mellon Ventures, L.P.

         Exhibit 34 Second Amendment to Shareholders Agreement dated as of June 7, 2004 by and among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek and Steven A. Webster (incorporated herein by reference to the Company's Current Report on Form 8-K filed on June 10, 2004).

         Exhibit 35 Termination Agreement dated as of June 7, 2004 by and among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek and Steven A. Webster (incorporated herein by reference to the Company's Current Report on Form 8-K filed on June 10, 2004).

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 25, 2004.
                                               /s/ Steven A. Webster
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                                               Steven A. Webster

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